UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of October 2016

Commission File Number: 001-35755

DELTA TECHNOLOGY HOLDINGS LIMITED

16 Kaifa Avenue

Danyang, Jiangsu, China 212300

Tel: +86 511-8673-3102
(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒  Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Other Information

Attached hereto as Exhibit 99.1 is the Notice and Proxy Statement of the Special Meeting of Shareholders of Delta Technology Holdings Limited (the “Company”) to be held at 9 a.m. local time, on Monday, October 31, 2016 at the Company’s principal executive offices at 16 Kaifa Avenue, Danyang, Jiangsu, China. A copy of the Notice and Proxy Statement is being mailed to the Company’s shareholders.

Exhibits

99.1	PROXY STATEMENT

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Dated:  October 6, 2016

DELTA TECHNOLOGY HOLDINGS LIMITED

By:	/s/ Xin Chao

Name: Xin Chao
Title: Chief Executive Officer